June 15, 2020

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549

Attention:    Elena Stojic

RE:

ETF Opportunities Trust – Response to SEC Comments with regard to the N-1A Filing (File number 333-234544) of ETF Opportunities Strategy One and ETF Opportunities Strategy Two (the “Funds”), each a series of ETF Opportunities Trust (the “Trust”)

Dear Ms. Stojic:

This letter provides the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) from your letter on December 6, 2019. The comments addressed the Funds’ registration statement on Form N-1A, which was filed on November 6, 2019. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Comments and Corresponding Responses

General

1.

Comment:       We note that material portions of the filing are incomplete at this time (e.g., expense example, sub-advisor information, portfolio manager information, auditor information). Please provide the staff with the missing information as soon as practicable.  The staff may have additional comments.

Response:       The Trust has attempted to complete the missing portions of the filing and acknowledges the Staff’s comment.

Fee Table

2.

Comment:       Please confirm supplementally that, in accordance with Item 3, Instr. 3(f), if acquired fund fees and expenses (“AFFE”) exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

Response:        The Trust confirms the Staff’s comment.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

ETF Opportunities Trust

June 15, 2020

Portfolio Turnover

3.	Comment: Please add the language “[...] and therefore does not have any portfolio information available” following the disclosure stating that the Fund has not yet commenced operations.

Response:       The Trust has revised the disclosure to address the Staff’s comment.

Principal Investment Strategies

4.	Comment: In the first sentence of the first paragraph, please specify what types of investments “other instruments with similar characteristics” will be.

Response:       The Trust has revised the disclosure to address the Staff’s comment.

5.	Comment: In the first sentence of the fourth paragraph, please explain in plain English and further detail the meaning of “politically conservative community standards.”

a.

Please also explain what the Fund’s “ethical, moral, and ideological” qualitative standards entail.  Specifically, the Fund should describe the criteria it uses in determining what issuers that are “not aligned with politically conservative community standards.”

b.

Clarify whether the Fund plans to focus on companies that do align with its defined politically conservative community standards, in addition to screening out those companies that do not align with those standards.

c.

The Fund should go beyond merely relying on the adviser’s judgment without disclosing the factors considered.  The disclosure generally should include whether the Fund selects investments by reference to, for example: (1) an index; (2) a third-party rating organization; or (3) a proprietary screen and the factors the screen applies; or (4) a combination of the above methods.

Response:       The Trust has revised the disclosure to address the Staff’s comments. The responses to your comments above are specifically addressed below:

a.

The term “politically conservative community standards” has been revised as to be “politically active companies” The Fund’s strategy reflects the adviser’s conviction that politically active companies negatively impact their shareholders’ value by misallocating the company’s resources, as well as supporting issues and causes which are opposed to conservative political, social and economic beliefs and values. Such companies constitute poor long-term investment opportunities.

b.

The Fund is actively managed and seeks to avoid ownership of companies which the adviser determines disproportionately support liberal causes, charities, advocacy groups, campaigns, candidates, PACs and think tanks. Such support could be financial, as part of corporate governance, marketing, business strategy or public activism and advocacy by the company and or its senior management.

c.

Companies are continually evaluated by the adviser for portfolio exclusion or inclusion based on financial reporting and data sources, including but not limited to: press releases, social media, advertising, lobbying efforts, research from conservative advocacy groups, data from Federal and State Election Commissions, market research, surveys, polling, as well as the Fund’s investors. “Fund Investor sourced research and opinion” (term defined below in response to Comment #6). The Funds will not select investments by reference to an index, third-party rating organization or proprietary screens. Rather, the Funds will use internal and external research as well as shareholder input to select investments.

ETF Opportunities Trust

June 15, 2020

6.

Comment:       In the third sentence of the fourth paragraph, please define what “shareholder sourced research” means in plain English.  Please provide additional detail on what specific data is collected from shareholders, how it is collected, and how it is used by the Adviser as part of the Fund’s principal investment strategy.

Response:        The Trust has revised the disclosure to address the Staff’s comments. Specifically, the Trust has replaced the phrase “shareholder sourced research” with the term “Fund Investor sourced research and opinion,” which the adviser believes to more clearly described the concept described in the paragraph that is the subject of your comment. Fund Investor sourced research and opinion is captured through a proprietary web-based advocacy platform that allows the Fund’s investors to periodically nominate companies for portfolio exclusion or inclusion. These nominations are considered by the advisor in the Fund’s security selection process.

7.	Comment: In the fifth paragraph, please disclose that the Fund is actively managed and does not seek to replicate an index, if true.

Response:       The Trust has revised the disclosure to address the Staff’s comments.

Principal Investment Risks

8.	Comment: The disclosure contains an “ETF Structures Risk.” With regard to this risk, please revise the disclosure as follows:

a.         Under the sub-bullet “Trading Issues,” the disclosure states, “[i]n stressed market conditions, the liquidity of shares of the Fund may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than shares of the Fund.”  Add disclosure which notes that this adverse effect on liquidity for the Fund’s shares in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

b.         Under the sub-bullet “Market Price Variance Risk,” revise the disclosure to clarify that the Fund’s market price may deviate from the value of the ETF’s underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of the ETF shares bought or sold.  For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETF’s NAV.

Response:       The Trust has revised the disclosure to address the Staff’s comments.

ETF Opportunities Trust

June 15, 2020

9.	Comment: The disclosure currently identifies a Concentration Risk. With regard to this risk, please revise the registration statement as follows:

a.

The disclosure currently states that the Fund “may” concentrate.  Freedom of action to concentrate pursuant to management’s investment decision has been considered by the Staff to be prohibited by Section 8(b)(1) of the 1940 Act unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. See Investment Company Act Release No. 9011 (Oct. 30, 1975); First Australia Fund (pub. avail. July 29, 1999).  Please revise the disclosure. Moreover, this Item 4 disclosure is inconsistent with the Fund’s fundamental Investment Limitations regarding its policy not to concentrate, which is changeable only with shareholder approval.  Please reconcile this disclosure throughout the registration statement and supplementally confirm the Fund’s concentration policy.

b.	Pursuant to Item 4(a), please disclose in the principal strategies if the Fund intends to be concentrated in a particular industry or group of industries.

c.	Please disclose any specific industries in which the Fund anticipates concentrating at launch and their related risks in Item 4.

d.

Please remove references to “concentration” in sectors or geographical areas because the term “concentration” specifically refers to investments in industries or group of industries that exceed 25 percent of a fund’s assets.  However, the Fund should still identify any sectors or geographical areas with significant investments and their related risks.

Response:       Neither of the Funds will concentrate its investment in any particular industry or group of industries.  The Trust has revised the disclosure to this effect.

Temporary Defensive Strategies

10.	Comment: Pursuant to Instruction 6 to Item 9(b) of Form N-1A, please move this discussion of Temporary Defensive Strategies to Item 9.

Response:      The Trust has revised the disclosure to address the Staff’s comments.

Performance History

11.

Comment:       In the last sentence of the first paragraph, please add language that the Fund’s performance “before and after taxes” is not necessarily an indication of future performance, pursuant to Item 4(b)(2)(i).

Response:      The Trust has revised the disclosure to address the Staff’s comments.

Purchase and Sale of Fund Shares

12.	Comment: Please specify on what exchange the Funds’ shares will be listed.

Response:      The Trust has revised the disclosure to address the Staff’s comments.

ETF Opportunities Trust

June 15, 2020

Additional Information about the Funds’ Investments - Page 11-15

13.

Comment:       The Fund does not provide additional Item 9 Principal Strategy disclosure.  The disclosure in response to Item 4 is intended to be a summary of the more fulsome disclosure required by Item 9.  See Form N-1A Item 4 and Item 9.  See also IM Guidance Update 2014-08.  Please revise to more fully disclose the Fund’s principal investment strategies in response to Item 9(b), including how the investment adviser chooses which securities to buy and sell.

Response:       The Trust has attempted to revise the disclosure to address the Staff’s comments.

14.	Comment: Pursuant to Item 9(b)(1), Instruction 7 of Form N-1A, please disclose the tax implications of the Fund’s active and frequent trading of portfolio securities.

Response:        Disclosure on this subject is found in the Portfolio Turnover section in the Fund summaries and under Portfolio Turnover Risk.

15.

Comment:       The following risks are not included in the Fund’s Item 4 principal risks: Dividend Paying Securities Risk; Volatility Risk; Foreign Securities Risk; Emerging Markets Securities Risk; Cyber Security Risk; Industry or Sector Focus Risk; and Derivatives Risk.  Please reconcile by adding these risks to Item 4 or, alternatively, designate these risks as “non-principal” within Item 9 or re-locate to the Statement of Additional Information.

Response:       The Trust has revised the disclosure to address the Staff’s comments.

Prospectus – ETF Opportunities Strategy Two Fund

16.	Comment: The disclosure currently identifies a Small and Medium Capitalization Stock Risk.

a.	Please add medium capitalization companies to the Fund’s principal investment strategies or remove.

b.

This risk discusses investments in ETFs that invest in stocks of small and medium capitalization companies.  If the Fund intends to invest principally in such ETFs, please add corresponding disclosure to the principal strategies.

Response:       The Trust has revised the disclosure to remove medium capitalization company risk. Additionally, the Fund does not intend to invest principally in ETFs that invest in small and medium capitalization companies.

Statement of Additional Information

Description of Permitted Investments - Page 2-6

17.

Comment:       We note that the Funds may invest in convertible securities.  If the fund invests or expects to invest in contingent convertible securities (“CoCos”), the fund should consider what, if any, disclosure is appropriate.  The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers).  If CoCos are or will be a principal type of investment, the fund should provide a description of them and should provide appropriate risk disclosure.  In addition, please supplementally inform the Staff whether the fund intends to invest in CoCos and the amount the fund currently invests in CoCos.

ETF Opportunities Trust

June 15, 2020

Response:      The Funds do not intend to invest in Cocos at this time, and it has removed the disclosure.

18.	Comment: This section includes risks that appear to be principal to the Funds. Revise the disclosure to clarify which risks are non-principal as required by Item 16(b) of Form N-1A.

Response:      The Trust has revised the introductory language in the “Description of Permitted Investments” to identify those risks that are not principal.

Investment Limitations - Page 7

19.	Comment: Please remove the “from time to time” language, as applicable, from the Funds’ Fundamental Investment Limitations.

Response:      The Trust has revised the disclosure to address the Staff’s comments.

20.

Comment:      With regard to Fundamental Investment Limitations (4), please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies.  Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the fund’s compliance with its concentration policies.

Response:      The Trust has revised the disclosure to address the Staff’s comments.

Part C – Other Information

Item 28. Exhibits

21.	Comment: Please provide actual, rather than “form of” agreements, for agreements provided in this section.

Response:  Such agreements that have been finalized have now been provided by the Trust in the exhibits.  Any exhibits that have not been finalized will be provided in a subsequent pre-effective amendment.

22.	Comment: Please remove reference to a Plan of Distribution Pursuant to 12b-1 because the Funds do not have a 12b-1 plan.

Response:      The reference has been removed.

Item 35. Undertakings

23.

Comment:      Is a party other than the fund’s sponsor or one of its affiliates providing the fund’s initial (seed) capital?  If yes, please supplementally identify the party providing the seed capital and describe their relationship with the fund.

Response:      Principals of the Funds’ investment adviser will provide the seed capital.

ETF Opportunities Trust

June 15, 2020

ACCOUNTING COMMENTS

24.

Comment:       Please explain why the filing on November 6, 2019, was made on Form N-1A generating a new file number of 333-234544 as opposed to a Form N-1A/A filing.  The N-1A filed on June 7, 2019, had a file number of 333-232021.  Please inform the Staff of how the Funds plan to correct this discrepancy.

Response:        The Trust is actively working with its service providers and the SEC’s EDGAR desk to correct this discrepancy.  The SEC’s EDGAR desk has advised the Trust to file an amendment withdrawal to withdraw the June 7, 2019 filing so as to remove the old 333 number.  Going forward, we will use the newly assigned 333-234544.

25.

Comment:       The Funds’ expense structure appears to be arranged in a unitary fee structure whereby the adviser is obligated to pay service providers on behalf of the fund.  Describe if the agreements filed with the Commission contain provisions whereby each Fund is contractually obligated to pay such service providers.  Please explain in correspondence whether the Funds could be held liable for these expenses in the event of a default by the adviser.  Also, if the Funds can be held liable, please explain how the fund will account for these services.

Response:        The agreements for the provisions of standard services for the Funds are between the Trust and the service providers to the Trust, and as a result, the Funds are contractually responsible to pay for such services.  It is possible that the Funds could be held liable for these expenses if the adviser were to default.  For accounting purposes, each Fund’s exposure would be evaluated for potential disclosure as a contingent liability and recorded in each Fund’s balance sheet in accordance with generally accepted accounting principles if warranted.

26.	Comment: Provide financial statements of the Registrant pursuant to Instruction 2 to Item 27(a) of Form N-1A.

Response:        The financial statements have been included in the pre-effective amendment that is being filed contemporaneously with the filing of this response letter.

* * *

The applicant believes that it has addressed the comments presented by the Staff. If you have any questions, please contact me at (913) 660-0778.

Sincerely,

/s/ John H. Lively

John H. Lively